                                                                    EXHIBIT 99.2




                   [HORIZON MENTAL HEALTH MANAGEMENT LETTERHEAD]


                       N   E  W  S    R  E  L  E  A  S  E


FOR IMMEDIATE RELEASE        CONTACT:  James W. McAtee
                                       Executive Vice President
                                       Finance and Administration
                                       Horizon Mental Health Management, Inc.
                                       (972) 420-8200


                     HORIZON MENTAL HEALTH MANAGEMENT, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN


LEWISVILLE, Texas (February 7, 1997) - Horizon Mental Health Management, Inc. (Nasdaq/NM:HMHM) today announced that after receiving stockholder approval of a Rights Agreement at its annual meeting on January 29, 1997, the Board of Directors approved a distribution of a dividend of one Common Stock purchase right for each outstanding share of its Common Stock.

The non-taxable dividend distribution will be made on March 4, 1997, payable to stockholders of record on February 19, 1997. Each Right will initially entitle the holder to purchase a share of Common Stock at an exercise price of $83.33. The Rights will expire on March 4, 2007. Until the Rights become exercisable upon certain triggering events, the Rights trade with the Company's Common Stock as a unit.

"This Plan is similar to plans adopted by many other companies," said James Ken Newman, president and chief executive officer of Horizon Mental Health Management, Inc. "The Rights are designed to assure that all stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company which might provide inadequate value to stockholders. We are not aware of any efforts to acquire Horizon Mental Health Management, Inc. This Plan is only a precaution taken to protect the rights of our stockholders."

The Rights are governed by a Rights Agreement which was described in the proxy statement for the recent Horizon annual meeting. The Rights become exercisable upon the occurence of certain events generally relating to a change of control of the Company and, upon the occurrence of certain events, may become exercisable for a number of shares of Horizon Common Stock having a market value equal to twice the then-exercise price of the Rights. The Rights are redeemable for $0.01 per Right at the election of the Board of Directors. The Rights Agreement contains a complete description of the attributes of the Rights.

Horizon is the leading contract manager of mental health programs offered by general acute care hospitals in the United States. At November 30, 1996, Horizon had mental health contracts with 123 hospitals in 36 states. Horizon's mental health programs enable its client hospitals to expand the clinical services they offer and provide a continuum of mental health services, such as inpatient hospitalization, partial hospitalization (day treatment), outpatient and home heallth services. The Company believes that mental health services delivered in a general acute care hospital setting are more cost-effective and that patients are more comfortable seeking care in a community-based hospital environment.



                                    # # #